

Mail Stop 3233

November 4, 2016

Via E-Mail
Mr. Rick Wall
Chief Executive Officer
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI   96813

> **Re: The Castle Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 000-23338**

Dear Mr. Wall:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 1.   Summary of Significant Accounting Policies

Investment in Limited Liability Company, page 22

1.   We note that investment income from your equity method investment exceeds 20% of your pretax income for each of the periods presented. Please tell us how you considered the disclosure requirements of Rule 8-03 (b)(3) of Regulation S-X.

Note 6. Long Term Debt, page 25

2.   We note your disclosure on pages 9 and 25 that you have imputed interest since 2013 on the New Zealand note payable issued for the acquisition of the Podium

property, and the interest expense is offset with an increase in additional paid in capital. Please tell us your basis for not imputing any interest prior to January 1, 2013, and how you considered ASC 835-30. Also, tell us why the balance of Real estate-Podium as disclosed on page 19 decreased during 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities